

MAIL STOP 4561

November 30, 2007

Paula Mathews, Executive Vice President
Strategic Storage Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694

  Re: Strategic Storage Trust, Inc.
    Registration Statement on Form S-11
    File No. 333-146959
    Filed October 26, 2007

Dear Ms. Mathews:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief

granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Prospectus Cover Page

3.   Please limit the cover page to one page. Refer to Item 501(b) of Regulation S-K.

4.   Please revise the first bullet point risk factor to clarify that you do not intend to list your shares on any exchange for at least the next five to seven years, if at all.

5.   Please revise the third and the last bullet point risk factors to more clearly identify the associated risks.

What will you do with the money raised in this offering? page 2

6.   Please revise to separately disclose the percentage of offering proceeds that will be used to pay acquisition and advisory fees and the amount that will be used for investments, consistent with the disclosure on page 40 of the prospectus.

What are some of the more significant risks involved in an investment in your shares? page 5

7.   Please revise the third-to-last bullet point to briefly explain why failure to qualify as a REIT would aversely affect your operations and your ability to make distributions. Similarly, revise the last bullet point to identify the risks, if any, associated with the special considerations that apply to pension or profit sharing trusts or IRAs investing in your shares.

Will I be notified of how my investment is doing? page 7

8.   Please revise to state whether you will provide shareholders with information regarding your net asset value and NAV on a per share basis. If not, please provide risk factor disclosure regarding the fact that investors will not have access to this information. If you intend to calculate NAV but not distribute the information to investors, please explain why.

Conflicts of Interest, page 9

9.   Please revise to address the conflict of interest that is presented when your advisor makes the determination to either pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursing listing over

Paula Mathews, Executive Vice President
Strategic Storage Trust, Inc.
November 30, 2007
Page 3

liquidation. Provide similar disclosure under the heading "Exchange Listing and Other Liquidity Events" on page 42. Also, provide a risk factor that addresses the conflicts of interests and the substantial fees and expenses associated with listing over liquidation, including the expense of acquiring your advisor prior to listing.

10.   Please revise to quantify the other real estate programs to which your advisor owes a fiduciary duty. Identify the number of those other programs that also invest in self-storage properties. Provide similar clarification in the appropriate risk factor.

11.   Please expand the next-to-last bullet point to briefly describe the conflicts associated with retaining an affiliate of your advisor to manager your properties.

Compensation to Our Advisor and its Affiliates, page 10

12.   Please revise this table and the table on page 69 to include a separate column to identify the parties that receive each of the fees listed in the table.

13.   Please revise the disclosure to reflect use of the offering proceeds as well as your leverage policy. Describe all fees on a leveraged and unleveraged basis. Provide similar disclosure in the more detailed compensation table beginning on page 69.

14.   We note that the acquisition and advisory fees will be 2.5% of the contract purchase price of each property and that the acquisition expense will be 1% of such price of each property. We further note the disclosure that in no event will the total of all acquisition and advisory fees and acquisition expenses exceed 6% of the contract prices. Please revise to explain how the sum of those two items could exceed 3.5% and approach 6%.

Liquidity Events, page 12

15.   Please revise to clarify whether you are required to liquidate or list within five to seven years after completion of this offering, or if the Board has discretion to continue operations beyond seven years.

Risk Factors, page 15

Risks Related to Conflicts of Interest, page 19

16.   Please revise to include a risk factor if you are able to purchase properties from parties affiliated with your advisor and sponsor.

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of your investment, page 33

17.   Please revise this risk factor to highlight the risk that your board may approve unlimited levels of debt. Also, please clarify that 75% of cost is the equivalent of 300% of net assets, consistent with the disclosure on page 44.

To qualify as a REIT, and to avoid the payment of federal income and excise taxes and maintain our REIT status, we may be forced to borrow funds…, page 36

18.   Please revise to discuss in more detail the risks associated with funding distributions through borrowing, issuing additional securities, selling assets, or using the proceeds of this offering. Describe the impact on the number of properties you will hold, the diversion of cash flows from operations to pay debt, and the resulting impact on cash flows available to pay distributions.

Investment Objectives, Strategy and Related Policies, page 42

19.   We note the disclosure at the top of page 42 that your "investment objectives, strategy and policies may be amended or changed at any time. . . ." Please revise to clarify if such changes include moving away from investing in self storage real estate.

Our Self Storage Acquisition Strategy, page 43

20.   We note your belief that there is "a significant opportunity for us to achieve market penetration and name recognition in a relatively short period of time." Please tell us the basis for your belief. Also, revise the disclosure to explain what you mean by a "relatively short period of time" and clarify whether your ability to penetrate the market is based on raising any specific amount in this offering.

21.   We note the disclosure that you intend to focus on "markets with varying economic and demographic characteristics." Please revise to further explain your focus.

Acquisition Structure, page 45

22.   Please revise to define your use of the terms "ground leases" and "master leases" as they are used in the first paragraph in this subsection.

Disposition Policy, page 49

23.   We note page 49 that you may sell assets to third parties or affiliates of your advisor. Please revise your disclosure under the caption "certain conflict resolution procedures" to address how you would resolve the conflict associated with selling assets to your advisor or its affiliates.

The Self Storage Industry, page 51

24.   Please provide us with a copy of the Self Storage Association's Self Storage
        Industry Fact Sheet cited on pages 52 and 54. Please highlight the portions that
        support the industry data included in your prospectus.

Management, page 55

25.   We note the disclosure that your board is responsible to you and your
        stockholders as fiduciaries. Please revise to clarify whether your advisor is also
        responsible to you and your stockholders as a fiduciary.

26.   On page 56, we note that the independent directors will be responsible for
        determining if the compensation to be paid to your advisor is reasonable. Please
        revise to clarify what actions they would take should they determine that the
        compensation is not reasonable.

27.   Please revise to disclose the amount of time your executive officers will devote to
        you and whether they are also involved with the management of other programs.

Employee and Director Long-Term Incentive Plan, page 68

28.   From the disclosure on pages 60 - 62 we note that you are able to provide
        incentive compensation. Please revise the disclosure to discuss the purpose for
        such incentive compensation in light of the incentive structure of the advisory and
        management agreements with affiliated parties.

Acquisition and Operational Stage, page 69

29.   Please revise the description of acquisition expenses to disclose the maximum
        amount of your obligation to reimburse acquisition expenses. Your estimate of
        1% is more appropriate for the third column of the table.

30.   Please revise the third column to provide actual amounts assuming investment of
        offering proceeds as described in the Use of Proceeds. Also provide disclosure
        assuming the use of offering proceeds and your anticipated leverage.

Liquidation/Listing Stage, page 70

31.   Refer to the discussion of Subordinated Share of Net Sale Proceeds. Please revise
        to define the term "net sale proceeds."

Receipt of Fees and Other Compensation by Our Advisor and its Affiliates, page 78

32.   We note that your advisor will receive fees upon the acquisition of any property,
        regardless of the profitability of that property. Similarly, we note that your

advisor will receive a monthly asset management fee based on the book value of the property, rather than performance of that property. Please revise to include bullet points that highlight these conflicts.

33.   We note the disclosure on pages 49 and 79 that you may sell property or purchase property from parties affiliated with your advisor/sponsor. Please revise to clarify if your advisor will receive fees and commissions from the related party transactions from both you and the other party to the transaction.

Certain Conflict Resolution Procedures, page 78

34.   Please revise to clarify whether your charter includes any restrictions on selling properties to your advisor or its affiliates.

Plan of Operation, page 81

35.   We note the reference to working capital reserves. Please revise to clarify that you do not anticipate establishing working capital reserve out of the offering proceeds, consistent with your disclosure on page 41.

Prior Performance Summary, page 85

36.   Refer to the first full paragraph on page 86. The disclosure identifies 15 prior programs but you describe aggregate offering proceeds for only 14 prior programs. Please revise to reconcile these disclosures or advise.

37.   Refer to the discussion of adverse business developments at the bottom of page 87. Please revise to describe in more detail adverse business developments experienced by any of the prior programs resulting from the cyclical nature of the real estate market and general risks associated with investments in real estate. Alternatively, please revise to clarify that the tenant loss experienced by USA 615 North 48th ST LLC is the only adverse business development that would be material to investors in the prior programs.

38.   We note the disclosure of the property acquisitions made by the three nonpublic entities on pages 88 and 89. Please revise to disclose the method of financing for the listed properties. Please refer to Item 8.A.4 of Industry Guide 5. Also, it appears from the disclosure in Part II that there were acquisitions within the last three years that are not disclosed in this section. We also note disclosure on page 87, which indicates that all of the investments made by your sponsor's prior programs occurred in the last three years. Please revise to disclose those acquisitions or tell us why you have omitted them.

Federal Income Tax Considerations, page 89

39.   We note the qualifications disclosed in the introductory part of this section. Please revise to disclose that this section summarizes all material federal tax consequences. Please refer to Item 16 of Form S-11.

Distribution Policy, page 116

40.   Please revise to discuss what level of cash flow would be "sufficient" to pay distributions.

Share Redemption Program, page 123

41.   We note the disclosure listing the redemption price "during the term of this offering" on page 123. Considering this offering will last up to two years, it is not clear how the last two bullet points apply since they are based on three and four years of ownership. In the case of redemptions after the offering period, please revise to clarify whether the redemption price will be determined by the last two bullet points or the then current net asset value of the shares.

Our Operating Partnership Agreement, page 125

42.   In the last bullet point on page 128, we note that the operating partnership will pay your advisor "all our other operating or administrative cost incurred in the ordinary course of our business on our behalf." Please revise to clarify what is included in operating and administrative cost since the advisor already receives fees as part of its relationship with you.

Financial Statements and Notes

Note 3 – Related Party Transactions, pages F-7 – F-8

43.   We note you have provided a broader discussion of management compensation on pages 68-74. Please expand your note disclosures to include information relating to other compensation agreements discussed in the referenced section.

Appendix A – Prior Performance Tables

Table I, page A-3

44.   Please revise the table to include percentages for each line item, other than the dollar amount offered.

45.   We note that two of the prior programs did not raise the full dollar amount offered. Nevertheless, the percentage expressed for this line item should be 100%

in all cases because it is the amount upon which all other percentages in the table are calculated. Please revise accordingly.

Table II, page A-6

46.   We note that you have not included any disclosure of real estate commissions and other fees paid to the sponsor by third parties, as required by Instruction 4 to Table II. Please confirm to us that no third-party payments were made.

47.   Please tell us why you have not disclosed any amounts in the line items for property management fees and partnership management fees, except for one of the programs. We note, for example, that you have agreed to pay the sponsor asset management and property management fees in the program you are offering in this registration statement.

Part II

48.   Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review the legal opinion before we declare the registration statement effective and we may have additional comments.

Exhibit 8.1 – Form of Tax Opinion

49.   We note that counsel has assumed due authorization, execution and delivery of relevant documents by all parties, including the registrant. This assumption with respect to the registrant is not appropriate because it contains factual matters that can be readily confirmed by counsel. Please provide a revised opinion that limits this assumption to parties other than the registrant.

50.   We note that the opinion is solely for the use of the addressees, and the only addressee is the registrant. This limitation is not appropriate because investors must be able to rely on the opinion. Please provide a revised opinion that omits this limitation on reliance.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Wilson Lee at (202) 551-3468 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3485.

Sincerely,

Karen Garnett
Assistant Director

cc: Howard Hirsch (via facsimile)